Mail Stop 4561
Via fax (650) 403-5500

March 24, 2010

Mr. Umang Gupta, CEO
Keynote Systems, Inc.
777 Mariners Island Boulevard
San Mateo, CA 94404

    Re: **Keynote Systems, Inc.**
        Form 10-K for the Fiscal Year Ended September 30, 2009
        Filed December 11, 2009
        File No. 000-27241

Dear Mr. Gupta:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Kathleen Collins
         Accounting Branch Chief